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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of October      , 2001

                         Frontline Ltd.
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         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
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            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

    Form 20-F   X                 Form 40-F
              -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes                 No      X
                             -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline
Ltd. (the "Company"), dated September 24, 2001.

Attached as Exhibit 2 is a copy of the press release of the Company dated September 25, 2001.

Attached as Exhibit 3 is a copy of the press release of the Company dated September 27, 2001.

Attached as Exhibit 4 is a copy of the press release of the Company dated October 3, 2001.

Attached as Exhibit 5 is a copy of the press release of the Company dated October 8, 2001.

Attached as Exhibit 6 is a copy of the press release of the Company dated October 10, 2001.


































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                            Exhibit 1

FRO - AGREEMENT / MANDATORY NOTIFICATION

Frontline Ltd. (FRO: NYSE, OSE, LSE) has today established a facility with The Bank of Nova Scotia Group ("Scotia"). The facility is termed a Stock Indexed Total Return Swap Programme, more commonly known as an Equity Swap Line.

The Programme secures that Scotia may acquire up to 3,500,000 Frontline shares over the next 12 months. Financially the Programme is structured so that Scotia has a right to put the shares to Frontline at cost, and Scotia will also receive compensation equal to carrying cost plus a margin. Frontline will be exposed to fluctuations in its share price, and will have a right to call the shares at any point in time at cost. The carrying cost including the margin will initially be four per cent per annum.

Since the shares are owned by Scotia the shares will not be subject to immediate cancellation, which has been the case for regular buy backs carried out by the Company. However, the shares to be acquired will be considered acquired within the current Board authorization to buy back up to 7,500,000 shares (announced on 9 May, 2001). Until establishment of the Equity Swap Line 3,927,145 shares have been acquired within the total authorized.

Frontline has based on the above been notified by Scotia that the latter through market purchases executed today has acquired
150,000 Frontline common shares. The shares have been acquired at an average price of NOK 81.86.

Based on the above, the number of shares outstanding in the Company is the same as before the mentioned transaction, 76,392,566.


Hamilton, Bermuda
24 September, 2001

Contact persons:

Kate Blankenship, +1 441 295 69 35
Tom E. Jebsen,      +47 90 747 997









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                            Exhibit 2

FRO - MANDATORY NOTIFICATION OF TRADE

Frontline has, based on the Stock Indexed Total Return Swap Programme with Novia Scotia Group (Scotia), been informed that the latter through market purchases executed today has acquired 51,400 Frontline common shares. The shares have been acquired at an average price of NOK 84.91.

Since the shares are owned by Scotia the shares will not be subject to immediate cancellation, which has been the case for regular buy backs carried out by the Company. However, these shares will be considered acquired within the current Board authorization to buy back up to 7,500,000 shares (announced on 9 May, 2001). Based on the above, 4,128,545 shares have been acquired within the total authorized, out of which the swap program consists of 201,400 at an average purchase price of NOK 82.64.


Hamilton, Bermuda
25 September, 2001

Contact persons:

Kate Blankenship, +1 441 295 69 35
Tom E. Jebsen,      +47 90 747 997

























                                4



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                            Exhibit 3

FRO - MANDATORY NOTIFICATION OF TRADE

Frontline has, based on the Stock Indexed Total Return Swap Programme with Novia Scotia Group (Scotia), been informed that the latter through market purchases executed today has acquired 100,000 Frontline common shares. The shares have been acquired at an average price of NOK 82.55.

Since the shares are owned by Scotia the shares will not be subject to immediate cancellation, which has been the case for regular buy backs carried out by the Company. However, these shares will be considered acquired within the current Board authorization to buy back up to 7,500,000 shares (announced on 9 May, 2001). Based on the above, 4,228,545 shares have been acquired within the total authorized, out of which the swap program consists of 301,400 at an average purchase price of NOK 82.61.


Hamilton, Bermuda
27 September, 2001

Contact persons:

Kate Blankenship, +1 441 295 69 35
Tom E. Jebsen,      +47 23 11 40 00

























                                5



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                            Exhibit 4

FRO - MANDATORY NOTIFICATION OF TRADE

Frontline has, based on the Stock Indexed Total Return Swap Programme with Nova Scotia Group (Scotia), been informed that the latter through market purchases executed today has acquired 100,000 Frontline common shares. The shares have been acquired at an average price of NOK 74.51.

Since the shares are owned by Scotia the shares will not be subject to immediate cancellation, which has been the case for regular buy backs carried out by the Company. However, these shares will be considered acquired within the current Board authorization to buy back up to 7,500,000 shares (announced on 9 May, 2001). Based on the above, 4,328,545 shares have been acquired within the total authorized, out of which the swap program consists of 401,400 at an average purchase price of NOK 80.59.


Hamilton, Bermuda
3 October, 2001

Contact persons:

Kate Blankenship, +1 441 295 69 35
Tom E. Jebsen,      +47 23 11 40 00

























                                6



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                            Exhibit 5

FRO - MANDATORY NOTIFICATION OF TRADE

Frontline has, based on the Stock Indexed Total Return Swap Programme with Nova Scotia Group (Scotia), been informed that the latter through market purchases executed today has acquired 100,000 Frontline common shares. The shares have been acquired at an average price of NOK 75.68.

Since the shares are owned by Scotia the shares will not be subject to immediate cancellation, which has been the case for regular buy backs carried out by the Company. However, these shares will be considered acquired within the current Board authorization to buy back up to 7,500,000 shares (announced on 9 May, 2001). Based on the above, 4,428,545 shares have been acquired within the total authorized, out of which the swap program consists of 501,400 at an average purchase price of NOK 79.61.


Hamilton, Bermuda
8 October, 2001

Contact persons:

Kate Blankenship, +1 441 295 69 35
Tom E. Jebsen,      +47 23 11 40 00

























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                            Exhibit 6


FRO - MANDATORY NOTIFICATION OF TRADE

Frontline has, based on the Stock Indexed Total Return Swap Programme with Nova Scotia Group (Scotia), been informed that the latter through market purchases executed today has acquired 50,000 Frontline common shares. The shares have been acquired at an average price of NOK 74.10.

Since the shares are owned by Scotia the shares will not be subject to immediate cancellation, which has been the case for regular buy backs carried out by the Company. However, these shares will be considered acquired within the current Board authorization to buy back up to 7,500,000 shares (announced on 9 May, 2001). Based on the above, 4,478,545 shares have been acquired within the total authorized, out of which the swap program consists of 551,400 at an average purchase price of NOK 79.11.


Hamilton, Bermuda
10 October 2001

Contact persons:

Kate Blankenship, +1 441 295 69 35
Tom E. Jebsen,      +47 23 11 40 00
























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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                 Frontline Ltd.
                                 ------------------------
                                 (Registrant)


Date     October 11, 2001        By  /s/ Kate Blankenship
         ----------------        ------------------------
                                         Kate Blankenship
                                         Secretary




































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02089009.AG9